Fidelis Insurance Group Reports 2025 First Quarter Results
First Quarter 2025 Highlights:
•Gross premiums written (“GPW”) of $1,722.9 million; growth of 13.8% from the first quarter of 2024
•Combined ratio of 115.6%, reflecting the impacts of the California wildfires
•Annualized operating return on average common equity (“Operating ROAE”) of (7.6)%
•Net loss of $42.5 million, or $(0.38) per diluted common share, and operating net loss of $45.3 million, or $(0.41) per diluted common share
•Book value per diluted common share was $21.54 at March 31, 2025
•Total capital returned to common shareholders was $33.2 million for the first quarter of 2025, including common share repurchases of $22.1 million and dividends of $11.1 million

Pembroke, Bermuda, May 14, 2025 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the first quarter ended March 31, 2025.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented: "During the first quarter, we capitalized on new business opportunities across the portfolio and delivered 14% top-line growth. The strength of our balance sheet also enabled us to repurchase $41.5 million of common shares year-to-date, which at our current valuation, is highly accretive to our book value."

"While our combined ratio and ROAE were impacted by the highest first quarter catastrophe losses in over a decade, the impact of the California wildfires is tracking to the lower end of our expected range. We believe our performance demonstrates the quality of our underlying portfolio and the importance of active exposure management, including the strategic use of outwards reinsurance."

"As we look ahead, we continue to see an attractive trading environment. With our leading position, strong balance sheet, and proactive approach to capital management, we believe we are well-positioned to capitalize on profitable underwriting opportunities, optimize margins, and create long-term value for our shareholders.”

First Quarter 2025 Consolidated Results
•Net loss for the first quarter of 2025 was $42.5 million, or $(0.38) per diluted common share. Operating net loss was $45.3 million, or $(0.41) per diluted common share, which includes losses from the California wildfires of $166.8 million, net of expected recoveries, reinstatement premiums and tax.
•Underwriting loss for the first quarter of 2025 was $94.5 million and the combined ratio was 115.6%, compared to underwriting income of $69.2 million and a combined ratio of 85.8% for the first quarter of 2024.
•Net favorable prior year loss reserve development for the first quarter of 2025 was $40.8 million compared to $67.0 million in the prior year period.
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Catastrophe and large losses for the first quarter of 2025 were $333.3 million compared to $103.0 million in the prior year period, primarily driven by the California wildfires.
•Net investment income for the first quarter of 2025 was $49.5 million compared to $41.0 million in the prior year period. Purchased $368.8 million of fixed income securities at an average yield of 5.0% and sold $642.0 million of fixed maturity securities at an average yield of 4.4%.
•Annualized operating ROAE of (7.6)% in the quarter compared to 14.0% in the prior year period.
•Book value per diluted common share was $21.54 at March 31, 2025 (dilutive shares at March 31, 2025 of 662,463), compared to $21.79 at December 31, 2024.
The following table details key financial indicators in evaluating our performance for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
	($ in millions, except per share data)
Net income/(loss)	$(42.5)	$81.2
Operating net income/(loss)(1)	(45.3)	87.3
Gross premiums written	1,722.9	1,514.3
Net premiums earned	603.0	488.0
Catastrophe and large losses	333.3	103.0
Net favorable prior year reserve development	40.8	67.0
Net investment income	$49.5	$41.0

Combined ratio	115.6%	85.8%
Annualized Operating ROAE(1)	(7.6)%	14.0%
Earnings/(loss) per diluted common share	$(0.38)	$0.69
Operating EPS(1)	$(0.41)	$0.74
________________
(1) See definition and reconciliation in “Non-GAAP Financial Measures Reconciliation”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended March 31,
	2025	2024	Change
	($ in millions)
Gross premiums written	$1,267.0	$1,186.8	$80.2
Reinsurance premium ceded	(458.1)	(506.8)	48.7
Net premiums written	808.9	680.0	128.9
Net premiums earned	511.9	441.7	70.2
Losses and loss adjustment expenses	(281.4)	(197.8)	(83.6)
Policy acquisition expenses	(148.2)	(130.1)	(18.1)
Underwriting income	$82.3	$113.8	$(31.5)

Loss ratio	55.0%	44.8%	10.2 pts
Policy acquisition expense ratio	29.0%	29.5%	(0.5) pts
Underwriting ratio	84.0%	74.3%	9.7 pts
For the three months ended March 31, 2025, our GPW increased due to new business opportunities in the Asset Backed Finance & Portfolio Credit line of business, driven by a newly onboarded partnership, along with growth from new business opportunities in our Marine line of business. These increases were partially offset by a decrease in the Aviation & Aerospace line of business, primarily due to a contract that was extended and did not renew in the comparable current year period.
For the three months ended March 31, 2025, our NPE increased due to earnings from higher net premiums written in the current and prior year periods.
Our policy acquisition expense ratio for the three months ended March 31, 2025 was consistent with the prior year period.
The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2025	2024	Change
	($ in millions)
Attritional losses	$122.6	$138.4	$(15.8)
Catastrophe and large losses	166.3	102.1	64.2
Favorable prior year development	(7.5)	(42.7)	35.2
Losses and loss adjustment expenses	$281.4	$197.8	$83.6

Loss ratio - attritional losses	23.9%	31.3%	(7.4) pts
Loss ratio - catastrophe and large losses	32.6%	23.2%	9.4 pts
Loss ratio - prior accident years	(1.5)%	(9.7)%	8.2 pts
Loss ratio	55.0%	44.8%	10.2 pts
For the three months ended March 31, 2025, our loss ratio in the Insurance segment increased by 10.2 points compared to the prior year period.
The attritional loss ratio in the three months ended March 31, 2025 improved by 7.4 points compared to the prior year period due to a lower level of small losses in the current year period.

The catastrophe and large losses for the three months ended March 31, 2025, were primarily attributable to the California wildfires in our Property line of business, together with other smaller losses in various lines of business including Other Insurance, Property and Aviation & Aerospace. This compared to the prior period catastrophe and large losses, which included the Baltimore Bridge collapse in our Marine line of business together with other smaller losses in various lines of business including Aviation & Aerospace, Marine and Property.
For the three months ended March 31, 2025, favorable prior year development was driven primarily by better than expected loss emergence in our Property and Other Insurance lines of business, partially offset by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the quarter. The favorable prior year development for the three months ended March 31, 2024 was driven primarily by better than expected loss emergence in the Marine and Property lines of business.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended March 31,
	2025	2024	Change
	($ in millions)
Gross premiums written	$455.9	$327.5	$128.4
Reinsurance premium ceded	(238.4)	(229.4)	(9.0)
Net premiums written	217.5	98.1	119.4
Net premiums earned	91.1	46.3	44.8
Losses and loss adjustment expenses	(147.8)	15.5	(163.3)
Policy acquisition expenses	(19.7)	(6.1)	(13.6)
Underwriting income/(loss)	$(76.4)	$55.7	$(132.1)

Loss ratio	162.2%	(33.5)%	195.7 pts
Policy acquisition expense ratio	21.6%	13.2%	8.4 pts
Underwriting ratio	183.8%	(20.3)%	204.1 pts
For the three months ended March 31, 2025, GPW increased primarily due to reinstatement premiums related to the California wildfires, as well as growth from new business, while NPE increased from the acceleration of earnings on contracts with exposure to the California wildfires.
Our policy acquisition expense ratio for the three months ended March 31, 2025 increased primarily due to changes in ceded premium and commissions earned from reinsurance partners.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2025	2024	Change
	($ in millions)
Attritional losses	$14.1	$7.9	$6.2
Catastrophe and large losses	167.0	0.9	166.1
Favorable prior year development	(33.3)	(24.3)	(9.0)
Losses and loss adjustment expenses	$147.8	$(15.5)	$163.3

Loss ratio - attritional losses	15.5%	17.1%	(1.6) pts
Loss ratio - catastrophe and large losses	183.3%	1.9%	181.4 pts
Loss ratio - prior accident years	(36.6)%	(52.5)%	15.9 pts
Loss ratio	162.2%	(33.5)%	195.7 pts
The attritional loss ratio in the three months ended March 31, 2025, improved by 1.6 points compared to the prior year period due to the current year being benign in terms of attritional losses.
The catastrophe and large losses for the three months ended March 31, 2025 were attributable to the California wildfires. This compared to no catastrophe and large losses in the prior period.
For the three months ended March 31, 2025, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended March 31,
	2025	2024	Change
	($ in millions)
Ceding commission expense	$78.4	$67.7	$10.7
Profit commission expense	—	9.0	(9.0)
Total commissions	$78.4	$76.7	$1.7

Ceding commission expense ratio	13.0%	13.9%	(0.9) pts
Profit commission expense ratio	—%	1.8%	(1.8) pts
Total Fidelis Partnership commissions ratio	13.0%	15.7%	(2.7) pts
For the three months ended March 31, 2025, the decrease in The Fidelis Partnership commissions ratio was primarily driven by no profit commissions being earned in the first quarter of 2025 as the operating profit did not achieve the required hurdle rate of return, as outlined in the Framework Agreement.
General and Administrative Expenses
For the three months ended March 31, 2025, general and administrative expenses were $22.0 million (2024: $23.6 million). The decrease was driven primarily by lower variable compensation as a result of the Group's performance.

Investments

	Three Months Ended March 31,
	2025	2024	Change
	($ in millions)
Net investment income	$49.5	$41.0	$8.5
Net realized and unrealized investment gains/(losses)	5.9	(9.0)	14.9
Net investment return	$55.4	$32.0	$23.4
Net investment return percentage	1.2%	0.7%	0.5 pts
Net Investment Income
Net investment income includes investment income net of investment expenses. The increase in our net investment income in the three months ended March 31, 2025, was primarily due to the active steps taken to improve portfolio book yield over the past twelve months and reinvesting into a higher yield environment. During the three months ended March 31, 2025, we purchased $368.8 million of fixed maturity securities at an average yield of 5.0% and sold $642.0 million of fixed maturity securities at an average yield of 4.4%.
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment gains in the three months ended March 31, 2025, resulted from a reduction in provision for current expected credit losses, unrealized gains on other investments, and realized gains on the sale of fixed maturity securities.

Other Items
Share Repurchases
In the three months ended March 31, 2025, we repurchased 1,438,278 common shares for an aggregate of $22.1 million, excluding expenses, at an average price of $15.37 per common share, pursuant to our share repurchase authorization. The unutilized amount of the share repurchase authorization at March 31, 2025, was $122.5 million.

Subsequent to March 31, 2025 and through the period ended May 9, 2025, we repurchased 1,217,145 common shares for an aggregate of $19.4 million, excluding expenses, at an average price of $15.95 per common share. The unutilized amount of the share repurchase authorization at May 9, 2025, was $103.1 million.
Dividend Announcement
On May 6, 2025, we announced that our Board of Directors has approved and declared a dividend of $0.10 per share, payable on June 27, 2025, to common shareholders of record on June 16, 2025.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Thursday, May 15, 2025, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-800-549-8228 (U.S. callers), or 1-289-819-1520 (international callers), and entering the passcode 50436 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Group’s website at https://investors.fidelisinsurance.com. A recording of the webcast will be available in the Investor Relations section of the Group’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio that we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance Group, our people, and our products please visit our website at www.FidelisInsurance.com.
Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Safe Harbor Regarding Forward-Looking Statements

This press release, posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the three months ended March 31, 2025, contain, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Examples of forward-looking statements may include, among others, statements we make in relation to: targeted operating results such as return on equity, net income and earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;

•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•risks associated with our use or anticipated use emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•the Group’s status as a foreign private issuer means that it will be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•our ability to maintain the listing of our common shares on NYSE or another national securities exchange; and

•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Annual Report on Form 20-F filed with the SEC on March 11, 2025 (which such section is incorporated herein by reference) (the “2024 Annual Report”), as well as subsequent Annual and Current Report filings with the SEC available electronically at www.sec.gov.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At March 31, 2025 (Unaudited) and December 31, 2024
(Expressed in millions of U.S. dollars, except share and per share amounts)

	March 31, 2025	December 31, 2024
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,047.3, 2024: $3,403.8 (net of allowance for credit losses of $1.9, 2024: $5.9))	$3,080.5	$3,411.6
Short-term investments, available-for-sale, at fair value (amortized cost: $144.4, 2024: $221.9 (net of allowance for credit losses of $nil, 2024: $nil))	144.4	222.1
Other investments, at fair value (amortized cost: $200.0, 2024: $200.1)	202.0	201.0
Total investments	3,426.9	3,834.7
Cash and cash equivalents	733.4	743.0
Restricted cash and cash equivalents	194.3	203.6
Accrued investment income	26.3	35.3
Premiums and other receivables (net of allowance for credit losses of $12.3, 2024: $11.8)	3,359.3	2,729.4
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2024: $nil)	228.3	208.9
Deferred reinsurance premiums	1,723.3	1,422.2
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.2, 2024: $0.2)	296.1	278.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.8, 2024: $0.8)	1,491.9	1,255.6
Deferred policy acquisition costs (includes deferred The Fidelis Partnership commissions of $234.9, 2024: $200.2)	1,093.6	877.9
Other assets	198.2	176.9
Total assets	$12,771.6	$11,765.9
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$3,108.4	$3,134.3
Unearned premiums	4,375.5	3,651.5
Reinsurance balances payable	1,827.3	1,540.6
Amounts due to The Fidelis Partnership	445.8	385.8
Long term debt	449.1	448.9
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	115.7	98.0
Total liabilities	10,380.2	9,317.5
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 110,335,061, 2024: 111,730,209)	1.1	1.2
Common shares held in treasury, at cost (shares held: 1,438,278, 2024: 6,570,003)	(22.1)	(105.5)
Additional paid-in capital	1,940.5	2,044.6
Accumulated other comprehensive income	22.0	4.5
Retained earnings	449.9	503.6
Total shareholders' equity	2,391.4	2,448.4
Total liabilities and shareholders' equity	$12,771.6	$11,765.9

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three months ended March 31, 2025 and 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended
	March 31, 2025	March 31, 2024
Revenues
Gross premiums written	$1,722.9	$1,514.3
Reinsurance premiums ceded	(696.5)	(736.2)
Net premiums written	1,026.4	778.1
Change in net unearned premiums	(423.4)	(290.1)
Net premiums earned	603.0	488.0
Net investment income	49.5	41.0
Net realized and unrealized investment gains/(losses)	5.9	(9.0)
Total revenues	658.4	520.0

Expenses
Losses and loss adjustment expenses	429.2	182.3
Policy acquisition expenses (includes The Fidelis Partnership commissions of $78.4 (2024: $76.7))	246.3	212.9
General and administrative expenses	22.0	23.6
Net foreign exchange (gains)/losses	2.5	(2.5)
Financing costs	8.7	8.6
Total expenses	708.7	424.9

Income/(loss) before income taxes	(50.3)	95.1
Income tax (expense)/benefit	7.8	(13.9)
Net income/(loss)	$(42.5)	$81.2

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$25.7	$(8.2)
Reclassification of net realized losses/(gains) recognized in net income	(0.8)	7.4
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(7.4)	0.6
Total other comprehensive income/(loss)	17.5	(0.2)

Comprehensive income/(loss)	$(25.0)	$81.0

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$(0.38)	$0.69
Earnings/(loss) per diluted common share	$(0.38)	$0.69
Weighted average common shares outstanding	111,543,154	117,658,016
Weighted average diluted common shares outstanding	111,543,154	118,348,384

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three months ended March 31, 2025 and 2024
(Expressed in millions of U.S. dollars)

	Three months ended March 31, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$1,267.0	$455.9	$—	$1,722.9
Net premiums written	808.9	217.5	—	1,026.4
Net premiums earned	511.9	91.1	—	603.0
Losses and loss adjustment expenses	(281.4)	(147.8)	—	(429.2)
Policy acquisition expenses	(148.2)	(19.7)	(78.4)	(246.3)
General and administrative expenses	—	—	(22.0)	(22.0)
Underwriting income/(loss)	82.3	(76.4)		(94.5)
Net investment income				49.5
Net realized and unrealized investment gains				5.9
Net foreign exchange losses				(2.5)
Financing costs				(8.7)
Loss before income taxes				(50.3)
Income tax benefit				7.8
Net loss				$(42.5)

Losses and loss adjustment expenses incurred - current year	(288.9)	(181.1)		$(470.0)
Losses and loss adjustment expenses incurred - prior accident years	7.5	33.3		40.8
Losses and loss adjustment expenses incurred - total	$(281.4)	$(147.8)		$(429.2)

Underwriting Ratios(1)
Loss ratio - current year	56.5%	198.8%		78.0%
Loss ratio - prior accident years	(1.5%)	(36.6%)		(6.8%)
Loss ratio - total	55.0%	162.2%		71.2%
Policy acquisition expense ratio	29.0%	21.6%		27.8%
Underwriting ratio	84.0%	183.8%		99.0%
The Fidelis Partnership commissions ratio				13.0%
General and administrative expense ratio				3.6%
Combined ratio				115.6%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three months ended March 31, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$1,186.8	$327.5	$—	$1,514.3
Net premiums written	680.0	98.1	—	778.1
Net premiums earned	441.7	46.3	—	488.0
Losses and loss adjustment expenses	(197.8)	15.5	—	(182.3)
Policy acquisition expenses	(130.1)	(6.1)	(76.7)	(212.9)
General and administrative expenses	—	—	(23.6)	(23.6)
Underwriting income	113.8	55.7		69.2
Net investment income				41.0
Net realized and unrealized investment losses				(9.0)
Net foreign exchange gains				2.5
Financing costs				(8.6)
Income before income taxes				95.1
Income tax expense				(13.9)
Net income				$81.2

Losses and loss adjustment expenses incurred - current year	(240.5)	(8.8)		$(249.3)
Losses and loss adjustment expenses incurred - prior accident years	42.7	24.3		67.0
Losses and loss adjustment expenses incurred - total	$(197.8)	$15.5		$(182.3)

Underwriting Ratios(1)
Loss ratio - current year	54.5%	19.0%		51.1%
Loss ratio - prior accident years	(9.7%)	(52.5%)		(13.7%)
Loss ratio - total	44.8%	(33.5%)		37.4%
Policy acquisition expense ratio	29.5%	13.2%		27.9%
Underwriting ratio	74.3%	(20.3%)		65.3%
The Fidelis Partnership commissions ratio				15.7%
General and administrative expense ratio				4.8%
Combined ratio				85.8%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items.
Annualized return on average common equity (“ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
Annualized operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.

The table below sets out the calculation of operating net income/(loss), Annualized ROAE, Annualized operating ROAE and Operating EPS, for the three months ended March 31, 2025, and 2024.

	Three months ended
($ in millions)	March 31, 2025	March 31, 2024
	($ in millions)
Net income/(loss)	$(42.5)	$81.2
Adjustment for net realized and unrealized investment (gains)/losses	(5.9)	9.0
Adjustment for net foreign exchange (gains)/losses	2.5	(2.5)
Income tax effect of the above items	0.6	(0.4)
Operating net income/(loss)	$(45.3)	$87.3

Average common shareholders' equity	$2,419.9	$2,483.5

Weighted average common shares outstanding	111,543,154	117,658,016
Share-based compensation plans	—	690,368
Weighted average diluted common shares outstanding	111,543,154	118,348,384

Annualized ROAE	(7.2%)	13.2%
Annualized Operating ROAE	(7.6%)	14.0%

Earnings/(loss) per diluted common share	$(0.38)	$0.69
Operating EPS	$(0.41)	$0.74